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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                             UMBRELLA BANCORP, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  040125 10 6
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                                 (CUSIP Number)


       Frances M. Pitts, 5818 South Archer Road, Summit, Illinois 60501.
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 18, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 040125 10 6               13D                        PAGE 2 OF 6 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    George P. Yedinak
    S.S. No. ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (See Instructions)

    OO, PF and SC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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                7   SOLE VOTING POWER
  NUMBER OF
                    215,252
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    215,252
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     215,252
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.99%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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                                                                     Page 3 of 6

Item 1.     Security and Issuer.

            The equity securities under report and to which this statement relates are the common stock, $.01 par value (the "Common Stock"), of Umbrella Bancorp, Inc., formerly, Argo Bancorp, Inc., (the "Company.") The principal executive offices of the Company are located at 5818 South Archer Road, Summit, Illinois 60501.

Item 2.     Identity and Background.

       This statement is filed by:

       (a)  George P. Yedinak.

       (b) The business address of Mr. Yedinak is: c/o Umbrella Bancorp, Inc., 5818 South Archer Road, Summit, Illinois 60501.

       (c) Mr. Yedinak serves as the Vice President and Chief Information Officer of Umbrella Bank, fsb, whose address is 2154 West Madison Street, Chicago, Illinois 60612. Umbrella Bank, fsb is the primary operating subsidiary of the Company.

       (d) Mr. Yedinak has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) Mr. Yedinak has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

       (f)  Mr. Yedinak is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

            Mr. Yedinak has acquired his shares through two trusts which were created and funded by his father, John Yedinak the Company's President and Chief Executive Officer; personal funds and as compensation for his role as an officer of Umbrella Bank, fsb. Mr. Yedinak financed his acquisitions of Common Stock in April 2001, through a personal line of credit at Standard Bank & Trust which is secured by 3,132 shares of Common Stock held by Mr. Yedinak in his own name.

            On October 23, 1998, the Company distributed a 4:1 stock split. All share amounts and per share prices herein are adjusted to take into account this stock split.


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                                                                     Page 4 of 6


       A.   Common Stock Held Directly By Mr. Yedinak

       (i)  In Year 1997 through March 2001

            Mr. Yedinak purchased an aggregate of 2,132 shares of Common Stock between for an average price of $28.67 per share, or an aggregate of $15,280.75, in open market purchases effected between May, 1995 and August, 1997.

       (ii) In Past Sixty Days

            On April 18, 2001, Mr. Yedinak purchased 1,000 shares of Common Stock at $14.00 per share, for an aggregate of $14,000, through a negotiated transaction with The Deltec Banking Corporation, Limited ("Deltec").

            On April 20, 2001, Mr. Yedinak purchased 2,491 shares of Common Stock at $14.00 per share, or an aggregate of $34,874, in an open market purchase.

       B.   Common Stock Held by Trusts

            Beginning in February of 1995, Mr. John Yedinak, the father of
       Mr. George Yedinak and President and Chief Executive Officer of the Company, established a Charitable Lead Trust (the "Lead Trust") and a Charitable Remainder Trust (the "Remainder Trust"). On November 30, 1997, Mr. George Yedinak became the trustee for these trusts.

       C.   Common Stock Held by Mr. Yedinak through Options

            The Company adopted the 1998 Incentive Stock Option Plan pursuant to which Mr. Yedinak was granted options for 5,000 shares of Common Stock at a purchase price of $10.00, which vested 20% at the time of grant in November 2000, and 20% at each anniversary thereafter until expiration on November 1, 2010. There are currently 1,000 of these options vested.

Item 4.     Purpose of Transaction.

            Mr. Yedinak acquired the additional shares of Common Stock for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, Mr. Yedinak intends to maintain his equity position in the Company.



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                                                                     Page 5 of 6


Item 5.     Interest in Securities of the Issuer.

       (a) As of May 31, 2001, Mr. Yedinak is the beneficial owner of an aggregate of 215,252 shares of Common Stock, which represent approximately 12.99% of the shares of Common Stock currently outstanding(1).

       (b) Mr. Yedinak has the sole power to vote and dispose of all shares of Comm Stock for which he is attributed beneficial ownership.

       (c) On April 18, 2001 Mr. Yedinak purchased an additional 1,000 shares of Common Stock at $14.00 a share, for an aggregate of $14,000, through a negotiated transaction with Deltec.

            On April 20, 2001, Mr. Yedinak purchased 2,491 shares of Common Stock at $14.00 per share, or an aggregate of $34,874, in an open market purchase.

       (d)  Not applicable.

       (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7.     Materials to be Filed as Exhibits.

            None.





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(1)      This includes (a) 5,623 shares of Common Stock Mr. Yedinak owns in his own name; (b) 139,956 shares of Common Stock held by the Lead Trust and 68,673 shares of Common Stock held by the Remainder Trust over which he has voting and dispositive power, as trustee, and (c) options to purchase 5,000 shares of Common Stock at a purchase price of $10.00 a share of which 1,000 are currently exercisable and shall remain exercisable through November 1, 2010.


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                                                                     Page 6 of 6



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 29, 2001.

                                                /s/ George P. Yedinak
                                                ---------------------------
                                                George P. Yedinak